Diversinet Corp.

2235 Sheppard Avenue East, Suite 1700

Toronto, ON Canada  M2J 5B5

Tel. 416-756-2324 Fax 416-756-7346

www.diversinet.com

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 0406

Washington, D.C.  20549

December 10, 2007

Dear Sirs,

Re:

Diversinet Corp. Registration Statement on Form F3/A2 (File No. 333-146608)

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Diversinet Corp. hereby requests that the effectiveness of Registration Statement on Form F-3/A (333-146608) be accelerated so that it will become effective at 4:00 p.m., New York time, on December 11, 2007, or as soon thereafter as practicable.

We acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Diversinet Corp. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ David Hackett

David Hackett

Chief Financial Officer

c.c. Hugh Fuller